Mail Stop 6010

September 25, 2008

VIA U.S. MAIL

Mr. Joel S. Hatlen
Chief Financial Officer
Data I/O Corporation
6464 185th Avenue Northeast
Suite 101
Redmond, Washington 98052

      Re: Data I/O Corporation
              Form 10-K for the year ended December 31, 2007
              File No. 000-10394

Dear Mr. Hatlen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Angela Crane
                     Accounting Branch Chief